
Renewal and Extension of

Management Services Consulting Agreement

with

First Advisors, Inc.

On April 10, 2002, **First Advisors, Inc.,** a Texas corporation (the "**Consultant**"), and **National Health & Safety Corporation**, a Utah corporation, (the "**Company**") agreed to this **Renewal and Extension** to the **Management Services Consulting Agreement** of May 1, 2001.

Recitals

A. The Company is engaged in the business of marketing discount healthcare cards to the consumer (the "**Business**").

B. Through its Employees, and through Contractors and Service Providers engaged by Consultant, the Consultant will arrange for personnel to provide general and specific consulting services to the Company as provided in the Agreement.

C. The Company desires engaged the Consultant to provide certain consulting services to the Company to assist the Company in furthering its goals for the Business, and the Consultant accepted such engagement to provide such consulting services to the Company, upon the terms and subject to the conditions contained in this Agreement.

D. The Consultant and the Company wish to extend the original Agreement and the Amendment of November 1, 2001.

Amendment

Therefore, in consideration of the premises and the mutual covenants and agreements contained in the original Agreement and in the Amendment of November 1, 2001, the Company and the Consultant agree to renew and extend the **Management Services Consulting Agreement** by amending the Effective Date as follows:

The **Management Services Consulting Agreement** of May 1, 2001 and the **Amendment** of November 1, 2001 are renewed and extended as of May 1, 2002 (the "**Effective Date**"), by and between **First Advisors, Inc.,** a Texas corporation ("**Consultant**"), and **National Health & Safety Corporation**, a Utah corporation, ("**Company**") from the Effective Date until April 30, 2003.

In Witness Whereof, as of the Effective Date, the authorized officers, or representatives of the Company and Consultant have signed and delivered this Amendment to the other.

For the Company: For the Consultant:

National Health & Safety Corporation   **First Advisors, Inc.**

By: By:

Jimmy E. Nix, II   *Garett Davis*
Jimmy E. Nix, II   Garett Davis
Vice President   Senior Vice President

315625.1/SPA/18777/0101/041502